Filed Pursuant to Rule 433 Issuer Free Writing Prospectus dated March 15, 2021
Relating to Preliminary Prospectus Supplement dated March 15, 2021 and
Prospectus dated April 10, 2020
Registration No. 333-236517

OFS Capital Corporation

$25,000,000
4.75% Notes due 2026

PRICING TERM SHEET
March 15, 2021

The following sets forth the final terms of the 4.75% Notes due 2026 and should only be read together with the preliminary prospectus supplement dated March 15, 2021, together with the accompanying prospectus dated April 10, 2020, relating to these securities (the “Preliminary Prospectus”), and supersedes the information in the Preliminary Prospectus to the extent inconsistent with the information in the Preliminary Prospectus. In all other respects, this pricing term sheet is qualified in its entirety by reference to the Preliminary Prospectus. Terms used herein but not defined herein shall have the respective meanings as set forth in the Preliminary Prospectus. All references to dollar amounts are references to U.S. dollars.

On February 10, 2021, the OFS Capital Corporation (the “Company”) issued $100,000,000 in aggregate principal amount of its 4.75% Notes due 2026 (the "Existing Notes") pursuant to an indenture dated, April 16, 2018 (the "Base Indenture"), as supplemented by the fifth supplemental indenture, dated February 10, 2021 (the "Fifth Supplemental Indenture" and, together with the Base Indenture, the "Indenture") between the Company and U.S. Bank National Association, as trustee. The securities hereby offered (the "New Notes") are being issued as "Additional Notes" under the Indenture. The Existing Notes and the New Notes are collectively referred to in this Pricing Term Sheet as the "Notes."

Issuer	OFS Capital Corporation
Security	4.75% Notes due 2026
Rating*	BBB (Egan-Jones)
Aggregate Principal Amount Offered

$25,000,000 in aggregate principal amount of New Notes. The New Notes will be part of the same series of notes as the $100,000,000 aggregate principal amount of the Existing Notes. Upon settlement, the New Notes will be fungible, rank equally, and treated as a single series with the Existing Notes, and the outstanding aggregate principal amount of the 4.75% Notes due 2026 will be $125,000,000.

Maturity	February 10, 2026
Trade Date	March 15, 2021
Settlement Date**	March 18, 2021 (T+3)
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Use of Proceeds
To fund investments in debt and equity securities in accordance with the Company’s investment objectives and for other general corporate purposes. The Company may also use the net proceeds from this offering to repay outstanding indebtedness under its secured revolving credit facility with BNP Paribas.

Price to Public (Issue Price)	101.038% of the aggregate principal amount plus Aggregate Accrued Interest (as defined below)
Aggregate Accrued Interest	$125,347.22 of accrued and unpaid interest from February 10, 2021 up to, but not including, the date of delivery of the New Notes.
Coupon (Interest Rate)	4.75%
Re-Offer Yield	4.50%
Spread to Benchmark Treasury	+367.3 basis points
Benchmark Treasury	0.50% due February 28, 2026
Benchmark Treasury Price and Yield	98-13.25 / 0.827%
Interest Payment Dates	February 10 and August 10, beginning August 10, 2021
Offer to Purchase upon a Change of Control Repurchase Event
If a Change of Control Repurchase Event occurs prior to maturity, holders will have the right, at their option, to require the Company to repurchase for cash some or all of the Notes at a repurchase price equal to 100% of the principal amount of the Notes being repurchased, plus accrued and unpaid interest to, but not including, the repurchase date.

Optional Redemption
The Company may redeem some or all of the Notes at any time, or from time to time at its option, at a redemption price (as determined by the Company) equal to the greater of the following amounts, plus, in each case, accrued and unpaid interest to, but excluding, the redemption date:
•100% of the principal amount of the Notes to be redeemed, or
•the sum of the present values of the remaining scheduled payments of principal and interest (exclusive of accrued and unpaid interest to the date of redemption) on the Notes to be redeemed, discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) using the applicable Treasury Rate plus 50 basis points; provided, however, that if the Company redeems any Notes on or after November 10, 2025 (the date falling three months prior to the maturity date of the Notes), the redemption price for the Notes will be equal to 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest, if any, to, but excluding, the date of redemption; provided, further, that no such partial redemption shall reduce the portion of the principal amount of a Note not redeemed to less than $2,000.

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Denomination	$2,000 and integral multiples of $1,000 in excess thereof
CUSIP	67103B AA8
ISIN	US67103BAA89
Underwriting Discount	2.00%
Sole Book-Running Manager	Goldman Sachs & Co. LLC

* Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
** Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the New Notes on any date prior to the second business day before delivery thereof will be required, by virtue of the fact that the New Notes initially will settle T+3, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the New Notes who wish to trade the New Notes prior to their date of delivery hereunder should consult their own advisors.

Investors are advised to carefully consider the investment objectives, risks, charges and expenses of the Company before investing. The Preliminary Prospectus, which has been filed with the U.S. Securities and Exchange Commission (“SEC”), contains this and other information about the Company and should be read carefully before investing.

The information in the Preliminary Prospectus and in this pricing term sheet is not complete and may be changed. The Preliminary Prospectus and this pricing term sheet are not offers to sell any securities of the Company and are not soliciting an offer to buy such securities in any jurisdiction where such offer and sale is not permitted.

A shelf registration statement relating to these securities is on file with, and has been declared effective by, the SEC. Before you invest, you should read the Preliminary Prospectus, the accompanying prospectus, and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may obtain these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the Preliminary Prospectus and the accompanying prospectus if you request it from Goldman Sachs & Co. LLC, Prospectus Department, 200 West Street, New York, New York 10282, email: Prospectus- ny@ny.email.gs.com, tel: 1-866-471-2526.
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